

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 19, 2010

Mr. Ross E. Silvey
Chief Executive Officer
North American Energy Resources, Inc.
11005 Anderson Mill Road
Austin, Texas 78750

       Re: **North American Energy Resources, Inc.**
                   Form 10-K for the Fiscal Year Ended April 30, 2009
                   Filed August 7, 2009
                   Form 10-Q for the Fiscal Quarter Ended October 31, 2009
                   Filed October 21, 2009
                   File No. 000-52522

Dear Mr. Silvey:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                      Sincerely,

                                      Chris White
                                    Branch Chief